UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51183

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER. **KIPPSDESANTO & COMPANY**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, Suite 1200

(No. and Street)

Tysons Corner	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Kipps   703-442-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption   See Section 240.17a-5(e) (2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Robert Kipps_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPPSDESANTO & COMPANY _____, as of _____December 31_____, 20$19$, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



```
TRICIA LYNN LEPOFSKY
NOTARY PUBLIC
REG. #7695684
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MAY 31, 2020
```

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

FINANCIAL REPORT

December 31, 2019
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 51183

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KippsDeSanto & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KippsDeSanto & Company (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2019.

Glen Allen, Virginia
February 20, 2020

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2019

Assets:

Cash	$	12,999,498
Accounts receivable		258,328
Deposits		102,437
Other receivables		20,566
Fixed assets, net		199,251
Due from affiliates		152,202
Deferred tax asset		131,310
Right of use asset, net		2,578,470
Total assets	$	16,442,062

Liabilities:

Accrued expenses	$	192,682
Lease liability		2,660,361
Accrued compensation expenses		4,406,800
Deferred revenue		600,800
Due to affiliates		615,092
Total liabilities		8,475,735

Stockholder's equity:

Common stock, no par value; 2,000,000 shares authorized; 1,363,153 issued and outstanding		--
Additional paid-in capital		7,207,138
Retained earnings		759,189
Total stockholder's equity		7,966,327
Total liabilities and stockholder's equity	$	16,442,062

See accompanying Notes to Financial Statement.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Note 1—Organization

KippsDeSanto & Company (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). CONA acquired the Company on September 16, 2019. The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Business Combinations

On July 19, 2019, the Company and CONA entered into a stock purchase agreement whereby the Company's shares would be sold to CONA, and all options would be cancelled (the "Transaction") The Transaction closed on September 16, 2019 with a purchase price of $39,652,757. As a result of the Transaction CONA is the owner of 1,363,153 shares of common stock with no par value. CONA made an accounting policy election to not push down the accounting impacts of the Transaction to the Company's accounting records for the year ended December 31, 2019.

Note 3—Divestitures

KDC Holding Corp. ("KDC Holding"), a Virginia corporation, was the only subsidiary of the Company. The Company was the owner of all issued and outstanding equity interests of KDC Holding. On July 19, 2019, KDC Holding was dissolved in accordance with the purchase agreement in Note 2.

Note 4—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N A.)

Notes to Financial Statements

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $2,645,663 at December 31, 2019. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Certificate of Deposit

Investment in the certificate of deposit consists of amounts on deposit at a financial institution and is measured at fair value.

Accounts Receivables

Accounts receivables are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of specific counterparties, historical trends, projections of trends, and other information. No allowance was deemed necessary as of December 31, 2019.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years.

Leases

In February 2016, the FASB issued a new accounting pronouncement, ASU 2016-02 – Leases (Topic 842). The update requires that all leasing activity with terms of more than 12 months be recognized on the statement of financial condition with a right of use asset and a lease liability. The standards require entities to classify leases as either a financing or operating lease based on contractual terms. Lessees record a right of use asset and a corresponding lease liability based on the net present value of rental payments. The Company adopted the standard in 2019, under the modified retrospective approach. The adoption of Topic 842 resulted in recording a right of use asset and corresponding lease liability on the Company's statement of financial condition.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $506,330 at December 31, 2019.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2019.

Note 5—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

On September 16, 2019 the Company received $6,000,000 in capital contributed by CONA.

Note 6—Leases

The Company has a lease for office premises that expires in March 2024. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of approximately 2.3%, the Company's estimated incremental borrowing rate.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Future maturities of the operating lease liability as of December 31, 2019 are as follows:

2020	$	614,394
2021		631,286
2022		648,657
2023		666,507
2024		168,888
		2,729,732
Less: discount to present value		(69,371)
Total	$	2,660,361

Note 7—Property and Equipment

The following table presents property and equipment as of December 31, 2019:

Leasehold improvements	$	99,701
Computer equipment		54,824
Furniture and equipment		61,595
Gross property and equipment		216,120
Less: accumulated depreciation		(16,869)
Property and equipment, net	$	199,251

Note 8—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2019 amounts to $152,429 for 2020.

Note 9—Concentration

Approximately 91% of total accounts receivable are due from 4 clients as of December 31, 2019.

Note 10—Distributions to stockholders

In 2019, the Company paid $3,528,581 in distributions to stockholders prior to the purchase referenced in Note 2.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Note 11—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $6,558,495 which was $6,165,344 in excess of the required minimum net capital of $393,151. The Company's net capital ratio was 0.9 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 12—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 20, 2020, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.